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FORM 4                                          U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                        OMB NUMBER:       3235-0362
[ ] Check this box if no longer                                                                       Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                    Estimate average burden
    or Form 5 obligations may                                                                         hours per response..... 0.5
    continue.  See Instructions 1(b)

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                    6. Relationship of Reporting Person to Issuer
                                           or Trading Symbol                                        (Check all applicable)
       Cynthia A. Scheuer                  Mechanical Technology Incorporated (MKTY)
                                                                                            Director                     10% Owner
                                                                                        -----                       -----
                                                                                        X   Officer (give                Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----        title below)   ----- (specify
                                           Number of Reporting        Month/Year                                           below)
     30 South Pearl Street                 Person (voluntary)                           Vice Pres & CFO of Mechanical Technology Inc
                                                                        4/00            --------------------------------------------

             (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (check Applicable Lines)
Albany          NY         12207                                      (Month/Year)         X  Form Filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                                              Form Filed by More than One
                                                                                          --- Reporting Person


                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)   (Instr. 3, 4 and 5)        ially         Direct       Bene-
                                          (Month/                                             Owned at      (D) or       ficial
                                           Day/      Code     V    Amount  (A) or Price       End of        Indirect     Owner-
                                          Year)                            (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*  If the form is filed by more than one reporting person, see Instructions 4(b)(v)                                 SEC 1474 (7-96)

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FORM 4 (CONTINUED)      TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of   2.Conver-  3.Trans-  4.Transac-   5.Number of   6.Date Exer-  7.Title          8.Price  9.Number   10.Owner-  11.Na-
  Derivative   sion or    action    tion Code    Derivative    cisable       and Amount      of       of Deriv-   ship       ture
  Security     Exercise   Date      (Instr. 8)   Securities    and Expir-    of Under-       Deriv-   ative       Form       of In-
  (Instr. 3)   Price      (Month/                Acquired (A)  ation Date    lying           ative    Secur-      of De-     direct
               of         Day/                   or Disposed   (Month/       Securities      Secur-   ities       rivative   Bene-
               Deriva-    Year)                  of (D)        Day/Year)                     ity      Bene-       Secu-      ficial
               tive                              (Instr. 3,-                  (Instr. 3      (Instr   ficially    rity;      Own-
               Security                          4, and 5)                    and4)          . 5)     Owned       Direct     ership
                                                                                                      at End      (D) or     (Instr
                                                                                    Amount            of          Indi-      . 4)
                                                              Date   Expir-         or                Month       rect (I)
                                                              Exer-  ation   Title  Number            (Instr.     (Instr.
                                                              cisa-  Date           of                4)          4)
                                     Code  V    (A)   (D)     ble                   Shares

Emp. Stock   $21.625(1) 03/30/00     J          30,000(1)     (1)   3/29/10  Common 30,000  -0-       30,000      D
Options (Rights to Buy)                                                      Stock

Emp. Stock   $1.76  (2) 12/18/98     J          33,750(2)     (2)  12/17/08  Common 33,750  -0-       33,750      D
Options (Rights to Buy)                                                      Stock

Emp. Stock   $1.27  (3) 10/20/97     J          33,750(3)     (3)  10/19/07  Common 33,750  -0-       33,750      D
Options (Rights to Buy)                                                      Stock





Explanation of Responses:

1  This option was issued on 3/30/00 as 10,000 shares at a purchase price of $64.875 per share.  This report reflects the Company's issuance of the options and the 3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.  Vests at 25% per year beginning 3/30/01.

2  This option was previously reported as 11,250 shares at a purchase price of $5.29 per share.  This report reflects the Company's
   3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.  Vests at 25%
   per year beginning on 12/18/99.

3  This option was previously reported as 11,250 shares at a purchase price of $3.80 per share.  This report reflects the Company's
   3 for 1 stock split declared on March 8, 2000 payable to all holders of record of common stock on April 3, 2000.  Vests at 25%
   per year beginning on 10/20/98.






**  Intentional misstatements or omissions of facts                       /s/ Cynthia A. Scheuer                May 10, 2000
    constitute Federal Criminal Violations.                        -------------------------------------------- ---------------
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).                             **Signature of Reporting Person            Date
                                                                             Cynthia A. Scheuer

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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